                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 15)

                    Under the Securities Exchange Act of 1934

                               JARDEN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   471109 10 8
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                                 (CUSIP Number)

                             Mr. Martin E. Franklin
                            555 Theodore Fremd Avenue
                                   Suite B-302
                                  Rye, NY 10580
                                 (914) 967-9400
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 27, 2004
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             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

                                  SCHEDULE 13D

----------------------------------------   -------------------------------------
CUSIP NO. 471109 10 8                      Page    2     of   8    Pages
                                                --------   -------
----------------------------------------   -------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Martin E. Franklin
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A                              (a)  [ ]
         MEMBER OF A GROUP (See Instructions)                        (b)  [X]
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY
-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- ----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                     [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
----------------------- ------ ------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              1,780,817
       OWNED BY
         EACH           ------ ------------------------------------------------
      REPORTING           8    SHARED VOTING POWER
        PERSON
         WITH                  667,438
                        ------ ------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               1,780,817
                        ------ ------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,448,255
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                         [ ]
         (11) EXCLUDES CERTAIN SHARES*
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.5%
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------------   -------------------------------------
CUSIP NO. 471109 10 8                      Page    3     of   8    Pages
                                                --------   -------
----------------------------------------   -------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ian G.H. Ashken
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
         OF A GROUP (See Instructions)                                (b) [X]
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY

-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- ----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                     [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
----------------------- ------ ------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              0
       OWNED BY
         EACH             ------ ----------------------------------------------
      REPORTING             8    SHARED VOTING POWER
        PERSON
         WITH                    667,438
                          ------ -----------------------------------------------
                            9    SOLE DISPOSITIVE POWER

                                 667,438
                          ------ -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 0
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         667,438
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT                                [ ]
         IN ROW (11) EXCLUDES CERTAIN SHARES*
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.4%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 15 to Schedule 13D ("Amendment No. 15") relates to the common stock, $.01 par value (the "Common Stock"), of Jarden Corporation, a
Delaware corporation (the "Company"). This Amendment No. 15 amends the initial statement (the "Schedule 13D") on Schedule 13D dated January 14, 2000, as amended, of Marlin Partners II, L.P., Marlin Management, L.L.C., Martin E.
Franklin, and Ian G.H. Ashken. Capitalized terms used in this Amendment No. 15 but not otherwise defined have the meanings ascribed to them in the Schedule
13D.

         Information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1.  Security and Issuer.
------   -------------------

         This Amendment No. 15 relates to the common stock, $.01 par value (the
"Common Stock"), of the Company. The address of the principal executive offices of the Company is 555 Theodore Fremd Avenue, Rye, New York 10580. All of the
securities covered by this Schedule 13D reflect both a 2-for-1 stock split of the Company's Common Stock having a record date of May 20, 2002 and a 3-for-2 stock split of the Company's Common Stock having a record date of November 12,
2003, as if such stock splits occurred prior to the dates of the events reported herein.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         Item 3 of the Schedule 13D is amended by adding the following paragraphs to the end of such item:

         On August 5, 2004, Mr. Franklin was awarded 100,000 shares of Common
Stock under the Company's 2003 Stock Incentive Plan (the "Plan"). Additionally,
on October 27, 2004 Mr. Franklin was awarded 525,000 shares of Common Stock under the Plan.

         On August 5, 2004, Mr. Ashken was awarded 30,000 shares of Common Stock under the Plan. Additionally, on October 27, 2004 Mr. Ashken was awarded 210,000 shares of Common Stock under the Plan. Pursuant to the terms of a voting agreement, Mr. Franklin currently has the right to vote all of Mr. Ashken's shares.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         The first through fifth paragraphs of Item 5 of the Schedule 13D are deleted in their entirety and replaced with the following:

         All of the securities covered by this Schedule 13D reflect both a
2-for-1 stock split of the Company's Common Stock having a record date of May
20, 2002 and a 3-for-2 stock split of the Company's Common Stock having a record date of November 12, 2003, as if such stock splits occurred prior to the dates of the events reported herein.

         Mr. Franklin may be considered to be the beneficial owner of 2,448,255 shares of Common Stock, which constitutes approximately 8.5% of the outstanding shares of Common Stock. Mr. Franklin has sole voting and dispositive power with respect to 1,780,817 shares of Common Stock. Pursuant to a stock trading plan adopted by Mr.

Franklin in accordance with the guidelines specified by the Securities and
Exchange Commission's Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, Mr. Franklin sold 240,000 shares of Common Stock on the dates, in the amounts, and at the prices set forth on Schedule A attached hereto. On August 5,
2004, Mr. Franklin was awarded 100,000 restricted shares of Common Stock under the Plan. On October 27, 2004, the restrictions on such 100,000 shares lapsed.
Furthermore, on October 27, 2004, Mr. Franklin was awarded 525,000 shares of
Common Stock under the Plan with no restrictions, which is in satisfaction of that aggregate number of restricted shares to be awarded on January 1, 2005,
January 1, 2006 and January 1, 2007 to Mr. Franklin under his existing employment agreement with the Company. In addition, pursuant to the terms of a voting agreement, as described in item 6 of the Schedule 13D, Mr. Franklin has the power to vote, or to direct the voting of 667,438 shares of Common Stock beneficially owned by Mr. Ashken. Mr. Franklin disclaims beneficial ownership with respect to such shares beneficially owned by Mr. Ashken, for purposes of
Section 13(d) of the Exchange Act, Section 16 of the Exchange Act or for any
other purpose. As previously reported, on July 2, 2002, Mr. Franklin was awarded options (the "Franklin Options") to purchase 750,000 shares of Common Stock pursuant to stock option agreements under Company stock plans, of which options to purchase 375,000 shares of Common Stock have become exercisable. The Franklin
Options vest and become exercisable in four equal consecutive annual installments of 187,500 shares beginning on July 2, 2003. Assuming the exercise or vesting of all of the Franklin Options, Mr. Franklin may be considered to be the beneficial owner of 2,935,755 shares or 10.1% of the outstanding shares of
Common Stock.

         On December 1, 2003, Mr. Franklin entered into a forward purchase contract with a securities broker pursuant to which Mr. Franklin has agreed to sell 237,000 shares of Common Stock (subject to adjustment) to the securities broker upon the expiration of the two-year term of the agreement and the securities broker has paid to Mr. Franklin $5,905,510 for an imputed per share price of $24.92 per share. Mr. Franklin pledged these shares with the securities broker. Mr. Franklin will continue to retain beneficial ownership and voting rights with respect to these shares for the term of the contract and will be able to participate in the future appreciation of the stock. This future appreciation will be accomplished through a collar on the future market price of the shares.

         Mr. Ashken may be considered to be the beneficial owner of 667,438 shares of Common Stock, which constitutes approximately 2.4% of the outstanding shares of Common Stock. Mr. Ashken has shared voting and sole dispositive power with respect to 667,438 shares of Common Stock. Pursuant to a stock trading plan adopted by Mr. Ashken in accordance with the guidelines specified by the
Securities and Exchange Commission's Rule 10b5-1 under the Securities Exchange
Act of 1934, as amended, Mr. Ashken sold 82,500 shares of Common Stock on the dates, in the amounts, and at the prices set forth on Schedule A attached hereto. In addition, on August 5, 2004, Mr. Ashken was awarded 30,000 restricted shares of Common Stock under the Plan. On October 27, 2004, the restrictions on such 30,000 shares lapsed. Furthermore, on October 27, 2004, Mr. Ashken was awarded 210,000 shares of Common Stock under the Plan with no restrictions, which is in satisfaction of that aggregate number of restricted shares to be awarded on January 1, 2005, January 1, 2006 and January 1, 2007 to Mr. Ashken
under his existing employment agreement with the Company. Pursuant to the terms of a voting agreement, as described in item 6 of the Schedule 13D, Mr. Franklin has the power to vote, or to direct the voting of 667,438 shares of Common Stock beneficially

owned by Mr. Ashken. Mr. Ashken disclaims beneficial ownership with respect to any shares of Common Stock that Mr. Franklin may be considered to be the beneficial owner of, for the purposes of Section 13(d) of the Exchange Act,
Section 16 of the Exchange Act or for any other purpose. As previously reported, on July 2, 2002, Mr. Ashken was awarded options (the "Ashken Options") to purchase 225,000 shares of Common Stock pursuant to stock option agreements under Company stock plans, of which options to purchase 112,500 shares of Common
Stock have become exercisable. The Ashken Options vest and become exercisable in four equal consecutive annual installments of 56,250 shares beginning on July 2,
2003. Assuming the exercise or vesting of all of the Ashken Options, Mr. Ashken may be considered to be the beneficial owner of 779,938 shares or 2.7% of the outstanding shares of Common Stock of the Company.

         On December 1, 2003, Mr. Ashken entered into a forward purchase contract with a securities broker pursuant to which Mr. Ashken has agreed to sell 82,500 shares of Common Stock (subject to adjustment) to the securities broker upon the expiration of the two-year term of the agreement and the securities broker has paid to Mr. Ashken $2,055,715 for an imputed per share price of $24.92 per share. Mr. Ashken pledged these shares with the securities broker. Mr. Ashken will continue to retain beneficial ownership with respect to these shares for the term of the contract and will be able to participate in the future appreciation of the stock. This future appreciation will be accomplished through a collar on the future market price of the shares. Pursuant to the provisions of the voting agreement, Mr. Franklin retains the right to vote these shares.

         The foregoing percentage calculations are based on 28,182,867 issued and outstanding shares of Common Stock as of October 28, 2004.

         Except as provided in this Schedule 13D, there have been no transactions in the shares of Common Stock in the past 60 days by any of the
Reporting Persons.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2004

                                      /s/ Martin E. Franklin
                                      ----------------------
                                      Martin E. Franklin

                                      /s/ Ian G.H. Ashken
                                      -------------------
                                      Ian G.H. Ashken

                                                  SCHEDULE A

---------------------------- -------------------------- -------------------------- --------------------------
                                DATE OF TRANSACTION        NUMBER OF SHARE OF         PRICE PER SHARE OF
                                                           COMMON STOCK SOLD*         COMMON STOCK SOLD*
---------------------------- -------------------------- -------------------------- --------------------------

    Martin E. Franklin               03/08/04                    56,675                     $35.6454
---------------------------- -------------------------- -------------------------- --------------------------
                                     03/09/04                     8,300                     $35.7804
---------------------------- -------------------------- -------------------------- --------------------------
                                     03/10/04                     7,442                     $35.5442
---------------------------- -------------------------- -------------------------- --------------------------
                                     03/11/04                     7,583                     $34.1866
---------------------------- -------------------------- -------------------------- --------------------------
                                     05/03/04                    15,550                     $37.0695
---------------------------- -------------------------- -------------------------- --------------------------
                                     05/04/04                    61,395                     $37.1291
---------------------------- -------------------------- -------------------------- --------------------------
                                     05/05/04                     3,055                          $37
---------------------------- -------------------------- -------------------------- --------------------------
                                     08/02/04                    78,883                     $35.9081
---------------------------- -------------------------- -------------------------- --------------------------
                                     08/04/04                     1,117                       $35.51
---------------------------- -------------------------- -------------------------- --------------------------

---------------------------- -------------------------- -------------------------- --------------------------
     Ian G. H. Ashken                03/08/04                    19,825                     $35.6454
---------------------------- -------------------------- -------------------------- --------------------------
                                     03/09/04                     2,600                     $35.7804
---------------------------- -------------------------- -------------------------- --------------------------
                                     03/10/04                     2,558                     $35.5442
---------------------------- -------------------------- -------------------------- --------------------------
                                     03/11/04                     2,517                     $34.1866
---------------------------- -------------------------- -------------------------- --------------------------
                                     05/03/04                     5,350                     $37.0695
---------------------------- -------------------------- -------------------------- --------------------------
                                     05/04/04                    21,105                     $37.1291
---------------------------- -------------------------- -------------------------- --------------------------
                                     05/05/04                     1,045                          $37
---------------------------- -------------------------- -------------------------- --------------------------
                                     08/02/04                    27,117                     $35.9081
---------------------------- -------------------------- -------------------------- --------------------------
                                     08/04/04                      383                        $35.51
---------------------------- -------------------------- -------------------------- --------------------------

---------------------------- -------------------------- -------------------------- --------------------------

*      All of the securities covered by this Schedule 13D reflect both a 2-for-1 stock split of the Company's Common Stock having a record date of May 20,
       2002 and a 3-for-2 stock split of the Company's Common Stock having a record date of November 12, 2003, as if such stock splits occurred prior to the dates of the events reported herein.